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                                      Filed by Mission Critical Software, Inc.
                         Pursuant to Rule 425 Under the Securities Act of 1933

                             Subject Company:  Mission Critical Software, Inc.
                                                 Commission File No. 000-26205

SHAREHOLDERS OF MISSION CRITICAL SOFTWARE, INC. AND OTHER INVESTORS ARE URGED TO READ THE PROXY STATEMENT-PROSPECTUS WHICH WILL BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4 TO BE FILED BY MISSION CRITICAL IN CONNECTION WITH THE MERGER WITH GANYMEDE SOFTWARE, INC. BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. AFTER SUCH DOCUMENT IS FILED, IT WILL BE AVAILABLE FREE OF CHARGE ON THE SEC WEBSITE AT WWW.SEC.GOV AND FROM MISSION CRITICAL THROUGH THE CONTACTS LISTED BELOW.

           With the exception of the historical data contained herein, this Fact Sheet contains statements relating to future results of the companies that are "forward looking statements" as defined in the Private Securities Litigation Reform Act of 1995. The companies' actual future results could differ materially from the results discussed herein. Factors that could cause or contribute to such differences include the risks inherent in acquisitions of technology businesses including the failure of the transactions to close due to regulatory obstacles or other factors, the successful integration of the companies, the timing and successful completion of technology and product development, our ability to retain and hire key executives, technical personnel and other employees, changing relationships with customers, suppliers and strategic partners, unanticipated costs associated with integration activities, as well as customer acceptance of new product offerings, and competition in the companies' various product lines. For a more complete discussion of risks and uncertainties see the section entitled "Risk Factors" in Mission Critical's registration statement on Form S-1 as filed with the Securities and Exchange Commission on May 28, 1999, and subsequently amended.

         [Logos of Mission Critical Software and NetIQ Corporation]

                                 FACT SHEET
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Strategic Rationale:
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  . The strategic merger of Mission Critical and NetIQ will create a powerhouse uniquely positioned to provide comprehensive, leading-edge solutions for managing eBusiness infrastructures and Windows NT- and Windows 2000-based systems and applications. This transaction should be a tremendously synergistic combination, joining companies with complementary product offerings, target markets and customer bases.

  . Combined, the new company will be able to provide eBusinesses, enterprise customers and application service providers (ASPs) with end-to-end solutions encompassing administration, and directory and applications management.

  . In a related transaction, Mission Critical Software has also a letter of intent to purchase Ganymede Software, Inc, a recognized leader in end-to-end network performance management.

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Transaction Summary:
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  Terms:          0.9413 share of NetIQ common stock for each Mission Critical common share

                  Assuming the completion of the Ganymede acquisition, pro forma shares outstanding will be 36.3 million primary and
                  41.7 million diluted.

  Structure:      Purchase accounting/tax-free exchange
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  Closing:        During the quarter ended June 30, 2000

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Combined Company Key Facts:
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  Name:                   The company will have new name by time of approval of
                          merger.

  Headquarters:           The new company will be headquartered in Santa Clara,
                          California with key executives, development and operational personnel in Houston, Texas and operations and development in Raleigh, North Carolina.

  Management:             Michael S. Bennett, Executive Chairman
                          Ching-Fa Hwang, Chief Executive Officer
                          James A. Barth, Chief Financial Officer
                          Stephen E. Odom, Chief Operating Officer
                          Thomas P. Bernhardt, Chief Technology Officer

  Employees:              Approximately 460

  Revenues:               Approximately $73 million for the twelve months
                          ended December 31, 1999

  Market Capitalization:  $2.7 billion as of February 25, 2000 for Mission
                          Critical and NetIQ combined; $2.9 billion including Ganymede
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Key Products and Customers:
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                Mission Critical                NetIQ                   Ganymede
                ----------------                -----                   --------

Key Products:   OnePoint                        AppManager(R)                    Chariot(R), Pegasus/TM/

Key Customers:  Coca-Cola Company               Microsoft Corporation            Bank of America
                Motorola, Inc.                  Charles Schwab                   First Data
                Dell Computer Corporation       Nasdaq                           Morgan Stanley
                Eastman Kodak Chemicals         Shell Services International     Interpath
                Microsoft Corporation           Pfizer                           Nortel
                Mayo Foundation                 Robert Bosch Gmbh                Cisco
                Time Warner Corporation         Department of Veteran's Affairs  IBM Global Services
                British Petroleum               Wal-Mart

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Contacts:
For Mission Critical Software:
Susan Torrey, Press & Investor Relations, 713.548.1863, mailto:susan.torrey@missioncritical.com
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Steve Odom, Chief Financial Officer, (713) 548-1829,
mailto:steve.odom@missioncritical.com
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For Ganymede:
Katherine Demacopoulos, Public Relations, 919-469-0997 x325, mailto:katherined@ganymede.com
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